Mail Stop 3561

									August 31, 2005



Mr. Michael J. Dodak
Chief Executive Officer
Global Axcess Corp.
224 Ponte Vedra Park Drive
Ponte Vedra Beach, FL

      RE:	Global Axcess Corp.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      File No. 0-17874

Dear Mr. Dodak:

	We have reviewed your response filed on August 23, 2005 to our comment letter dated August 8, 2005 and have the following additional comments. Please provide a written response to our comments.
Please
be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Income, page F-4
1. We note your response to comment 2 in our letter dated August
8,
2005 and reissue the comment. Please tell us the circumstances that led to the modification of the note. Please also tell us the authoritative literature you applied in your determination that the debt extinguishment gain should be recorded as income as opposed to a capital contribution. In addition, tell us how you calculated the gain of $261,023 reflected in your statements of income. In doing so, tell us how you determined the fair value of the new debt instrument. Please refer to EITF 96-19. Please provide us a copy of the agreement referred to in your response.

Notes to Consolidated Financial Statements, page F-9

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-9

Revenue Recognition, page F-9

2. We note your response to comment 4 in our letter dated August
8,
2005. It appears that your response is inconsistent with disclosures throughout your Form 10-K. For example, you state that you only record the contractual revenue due to you. However, you disclose on pages 17, 25, 26 and F-9 that you record all surcharge and interchange fees you receive as revenue for both your owned and managed ATMs. In addition, you state that surcharge and/or interchange fees passed through to merchants are not recorded as revenue or costs while your disclosure on page 26 indicates that you record as a commission all monies paid to the owners of managed ATMs.
Please clarify these apparent discrepancies and revise your disclosures in future filings to clearly indicate which revenues you record on a gross basis and net basis. Please show us what your revised disclosure in future filings will look like. Please also confirm to us that interchange and surcharge fees not remitted to ATM owners are recorded in your balance sheets.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 or in their absence the undersigned at (202) 551-3716 if you have any questions regarding these comments.


								Sincerely,



									William Choi
									Branch Chief

Mr. Michael J. Dodak
Global Axcess Corp.
August 31, 2005
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